SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: November 3, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Collaborators Present Positive Combination
REOLYSIN® and Docetaxel Results at iSBTc Annual Meeting
CALGARY, AB, — November 3, 2008 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) announced today that it has achieved positive interim results in its U.K. combination REOLYSIN® and docetaxel clinical trial for patients with advanced cancers.
Prof. Hardev Pandha of the Royal Surrey Hospital, U.K., presented the results at the International Society for Biological Therapy of Cancer (iSBTC) annual meeting on November 1, 2008. The meeting was held in San Diego, California from October 31-November 2, 2008.
Fourteen patients have been treated to date in the dose escalation portion of the trial and eleven patients are evaluable for response. The detailed results are summarized in the following table:

Primary Tumour	REOLYSIN Dose	Cycles		Best Response
	TCID50
Breast	1x10[10]	8		PR CR in liver
Gastric	3x10[10]	8	*	PR 32% reduction in lymph nodes
Mesothelioma	1x10[10]	6		Minor response 23% reduction in lymph nodes
Prostate	3x10[9]	6		SD on scans 30% reduction in PSA
Squamous Cell Carcinoma Head and Neck	3x10[9]	3		Minor response 26% reduction in lymph node
Unknown	3x10[9]	6		SD
Pancreas	3x10[10]	6	*	SD
Prostate	3x10[10]	5	*	SD
Prostate	3x10[10]	5		SD
Melanoma	1x10[10]	4		SD
Pancreas	3x10[10]	2		SD, but progressed clinically

*patients still on study.     CR=complete response, PR=partial response, SD=stable disease
“These are extraordinary results for a Phase I trial,” said Dr. Brad Thompson, President and CEO of Oncolytics. “To see tumour stabilization or better in this patient population is highly unusual.”
The trial (REO 010) has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with docetaxel every three weeks. In this portion of the trial, which was completed in August 2008, standard dosages of docetaxel were delivered to patients with escalating dosages of REOLYSIN® intravenously. The second component of the trial includes the enrolment of a further nine patients at the top dose of REOLYSIN® in combination with a standard dosage of docetaxel. Patients may receive up to eight cycles of treatment in this study.

Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours including bladder, lung, prostate or upper gastro-intestinal cancers that are refractory (have not responded) to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the Maximum Tolerated Dose (MTD), Dose-Limiting Toxicity (DLT), recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with docetaxel. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.
The poster will be available today on the Oncolytics website at www.oncolyticsbiotech.com.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented at this meeting with respect to REOLYSIN®, the Company’s expectations related to the results of trials investigating delivery of REOLYSIN®, the Company’s analysis of the results of the Phase I trial, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta T2P 3C4	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.237.6916	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com